AB
3/5

[redacted]

13013012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44816 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 SUPERIOR AVENUE SUITE 900
(No. and Street)

CLEVELAND (City) OHIO (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL E. GIBBONS 216-241-2800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVE, 7TH FLOOR (Address) CLEVELAND (City) OHIO (State) 44114 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
REGISTRATIONS BRANCH
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EN
3/7/13

# BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

## FORM X-17A-5

## PART III

## DECEMBER 31, 2012

Maloney+Novotny LLC

# BROWN, GIBBONS, LANG & COMPANY
# SECURITIES, INC.

## FORM X-17A-5

## PART III

## DECEMBER 31, 2012

## BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

## CONTENTS


| | Page |
|---|---|
| FACING PAGE | 1 |
| OATH OR AFFIRMATION | 2 |
| INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS | 3 |
| FINANCIAL STATEMENTS | |
| Statement of financial condition | 4 |
| Statement of income | 5 |
| Statement of changes in stockholders' equity | 6 |
| Statement of cash flows | 7 |
| Notes to financial statements | 8-9 |
| INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION | 10 |
| SUPPLEMENTARY INFORMATION | |
| Computation of net capital | 11 |
| Reconciliation of net capital pursuant to rule 17a-5(d)(4) | 11 |
| Computation of basic net capital requirements | 12 |
| Computation of aggregate indebtedness | 12 |
| Claim for exemption provision under rule 15c3-3 | 12 |
| AGREED-UPON PROCEDURES REPORT | 13-14 |
| FORM SIPC-7T | 15-16 |
| INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL | 17-18 |

## OATH OR AFFIRMATION

I, MICHAEL E. GIBBONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID L. STANDEN, Notary Public
State of Ohio, Lorain County
My Commission Expires May 17, 2014

Signature

PRESIDENT
Title

Notary Public

THOMAS M. WEST
CHIEF FINANCIAL OFFICER

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maloney+Novotny LLC
1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 12, 2013

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

| ASSETS | Allowable | Non-Allowable | Total |
|---|---|---|---|
| Cash and cash equivalents | $688,571 | $ - | $688,571 |
| Other assets: | | | |
| Accounts receivable | - | 5,000 | 5,000 |
| Total assets | $688,571 | $ 5,000 | $693,571 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| LIABILITIES | | | |
| Accounts payable | $ 1,120 | $ - | $ 1,120 |
| Accrued expenses | 16,200 | - | 16,200 |
| Total liabilities | $ 17,320 | $ - | 17,320 |
| STOCKHOLDERS' EQUITY | | | |
| Common stock, without par value | | | |
| Authorized – 1,500 shares | | | |
| Issued and outstanding – 425 shares | | | 10,000 |
| Additional paid-in-capital | | | 23,248 |
| Retained earnings | | | 643,003 |
| Total stockholders' equity | | | 676,251 |
| Total liabilities and stockholders' equity | | | $693,571 |

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

# STATEMENT OF INCOME

Year Ended December 31, 2012

| | | |
|---|---|---|
| REVENUE | | |
| Fee income | $7,092,903 | |
| Interest income | 427 | |
| | | $7,093,330 |
| EXPENSES | | |
| Management fees | 7,020,000 | |
| Dues | 21,257 | |
| Professional service fees | 14,455 | |
| Memberships and licenses | 12,385 | |
| Education and training | 7,046 | |
| Commercial activity tax | 6,882 | |
| Third party computer services | 3,775 | |
| Insurance | 2,009 | |
| Miscellaneous expenses | 1,276 | |
| Finders' fees | 540 | |
| Total expenses | | 7,089,625 |
| NET INCOME BEFORE INCOME TAXES | | 3,705 |
| INCOME TAXES | | 49 |
| NET INCOME | | $ 3,656 |

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2012

| | Common Stock | Additional Paid-in-Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE – BEGINNING | $ 10,000 | $ 23,248 | $639,347 | $672,595 |
| ADDITION | | | | |
| Net income | - | - | 3,656 | 3,656 |
| BALANCE – ENDING | $ 10,000 | $ 23,248 | $643,003 | $676,251 |

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 3,656 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Increase in accounts payable | 710 |
| Net cash provided by operating activities | 4,366 |
| INCREASE IN CASH AND CASH EQUIVALENTS | 4,366 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 684,205 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $688,571 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for: | |
| Local income taxes | $ 49 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, Inc. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers short-term mutual funds to be cash equivalents. The Company places its temporary cash investments with two financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2012.

E. Fee Income – Fee income is contingent upon the realization of predetermined contractual results; consequently, fees are recognized when the earning process is complete.

F. Income Taxes – Effective April 1, 1996, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is responsible for local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2012. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G. Subsequent Events – The Company has evaluated subsequent events through February 12, 2013, which is the date the financial statements were available to be issued.

## NOTE 2. RELATED PARTY TRANSACTIONS

At December 31, 2012, the Company had accounts receivable of $5,000 due from a stockholder. The Company also incurred management fees of $7,020,000 in 2012 from Brown Gibbons Lang & Company LLC, an affiliate related through common ownership.

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and net capital requirements of $667,670 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

## NOTE 4. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, Inc. Focus Report (Form X 17A-5), dated December 31, 2012, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

## NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The Company operates under Section (k)(2)(A) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

## Independent Auditors' Report on Supplementary Information

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have audited the financial statements of Brown, Gibbons, Lang & Company Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 12, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information required by rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 12, 2013

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

COMPUTATION OF NET CAPITAL

December 31, 2012

| | | |
|---|---|---|
| Total stockholders' equity from statement of financial condition | | $676,251 |
| Deductions and/or charges: | | |
| Total non-allowable assets from statement of financial condition | $ 5,000 | |
| Haircuts on securities | 3,581 | 8,581 |
| Net capital | | $667,670 |

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

December 31, 2012

| | |
|---|---|
| Net capital per unaudited broker-dealer computation | $667,670 |
| Adjustments | - |
| Net capital per audited computation above | $667,670 |

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

December 31, 2012

| | |
|---|---|
| Minimum net capital requirement | $ 1,155 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $662,670 |
| Excess net capital at 1000% | $661,670 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

December 31, 2012

| | |
|---|---|
| Total A.I. Liabilities from Statement of Financial Condition | $ 17,320 |
| Percentage of aggregate indebtedness to net capital | 3% |

## CLAIM FOR EXEMPTION PROVISION UNDER RULE 15c3-3

December 31, 2012

(k)(2)(A) – Broker deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers.

Maloney+Novotny LLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brown, Gibbons, Lang & Company Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brown, Gibbons, Lang & Company Securities, Inc.'s management is responsible for Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 12, 2013

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33 REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044816 FINRA DEC
BROWN GIBBONS LANG & CO SEC INC 16*16
1111 SUPERIOR AVE E STE 900
CLEVELAND OH 44114-2527

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS M. WEST (216) 241-2800

2. A. General Assessment (item 2e from page 2) $ 17,733.33

B. Less payment made with SIPC-6 filed (exclude interest) ( 4,497.50 )

JULY 19, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,235.83

E. Interest computed on late payment (see instruction E) for_____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,235.83

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,235.83

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Thomas M West
(Authorized Signature)

Dated the 22nd day of JANUARY, 20 13.

CHIEF FINANCIAL OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,093,330

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 7,093,330

2e. General Assessment @ .0025 $ 17,733.33

(to page 1, line 2.A.)

Maloney+Novotny LLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Meloney + Novotny LLC

Cleveland, Ohio
February 12, 2013